U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Monachil Credit Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1 Sound Shore Drive, Suite 303
Greenwich, CT 06830

Telephone Number (including area code): (212) 393-4123

Name and address of agent for service of process:

The Corporation Trust Company

1209 Orange Street

Corporation Trust Center

Wilmington, Delaware 19801

Check Appropriate Blank:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes	☒	No	☐

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Greenwich and State of Connecticut on the 21st day of June, 2021.

[SEAL]	Signature:

Monachil Credit Income Fund

By: /s/ Ali Mel
Ali Meli Initial Trustee
Attest:

By: /s/ Jeremy Buday
Jeremy Buday